EXHIBIT 99.1

VIZSLA SILVER EXTENDS HIGH GRADE MINERALIZATION AT SOUTHERN END OF NAPOLEON, INTERSECTING 2,098 G/T AGEQ OVER 4.30 METRES

VANCOUVER, BC, June 2, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 18 new drillholes targeting the southern extension of the Napoleon Vein at its 100%-owned flagship Panuco silver-gold project ("Panuco" or the "Project"), located in Mexico. The results are a part of Vizsla's ongoing, fully-funded 120,000-meter resource/discovery-based drill program.

Highlights

•	NP-22-258 returned 2,098 grams per tonne (g/t) silver equivalent (AgEq) over 4.30 metres true width (mTW) (1,139 g/t silver, 11.48 g/t gold, 0.32 % lead and 0.85 % zinc) including:
•	7,213 g/t AgEq 1.11 mTW (3,850 g/t silver, 40.6 g/t gold, 0.77 % lead and 2.51 % zinc)
•	NP-22-271 returned 677 g/t AgEq over 7.00 mTW (223 g/t silver, 2.76 g/t gold, 1.54 % lead and 5.01 % zinc) including:
•	2,871 g/t AgEq 0.46 mTW (18.5 g/t gold, 789 g/t silver, 5.68 % lead and 11.7 % zinc); and,
•	673 g/t AgEq over 6.24 mTW (393 g/t silver, 2.92 g/t gold, 0.40 % lead and 0.94 % zinc) including:
•	3,274 g/t AgEq over 0.87 mTW (1,970 g/t silver, 14.65 g/t gold, 1.37 % lead and 2.48 % zinc)
•	NP-22-277 returned 389 g/t AgEq over 7.00 mTW (151 g/t silver, 2.63 g/t gold, 0.24 % lead and 0.55 % zinc) and 583 g/t AgEq over 3.90 mTW (237 g/t silver, 2.35 g/t gold, 1.75 % lead and 2.89 % zinc)
•	NP-22-281 returned 5,700 g/t AgEq over 1.40 mTW (3,585 g/t silver, 25.84 g/t gold, 0.32 % lead and 1.07 % zinc)

"The Napoleon southern extension continues to be the primary target for near-term resource growth within the Napoleon Vein Corridor," commented Michael Konnert, President and CEO. "Our local model of a gently plunging epithermal system has led to the discovery of a new high-grade mineralized shoot marked by increasing grades and widths along strike and down plunge to the south. Furthermore, today's reported high-grade intercepts demonstrate that Napoleon is more than a single structure, it is interpreted to be a vein system with multiple splays hosting great potential for additional resource growth. Drilling continues with three rigs, including one direction rig, focussed on resource expansion and conversion along the Napoleon Vein Corridor."

Figure 1: Plan map of recent drilling along the southern extent of the Napoleon Vein (CNW Group/Vizsla Silver Corp.)

Details of the Napoleon southern extent

Infill and step-out (expansionary) drilling completed in 2021 led to an improved understanding of the controls on mineralization along the Napoleon Vein Corridor. Observations based on metal zonation and alteration continue to suggest the corridor has been tilted with the southern extent being at the top of the mineralized horizon near surface (Figure 3). Previously reported high-grade gold values closer to surface support the model (see press release dated December 16, 2021), while results reported here, with high silver grades and continued high gold grades continues to validate the model.  Over the first quarter of 2022, Vizsla utilized up to four drill-rigs to target this area with the objective of testing this hypothesis and expanding the resources along strike and down plunge to the south.

Today's results outline a new high-grade, precious metals rich zone with significant widths below the Napoleon resource reported on March 1, 2022. To date, this high-grade footprint has been traced over ~800 metres along strike, ~300 metres down dip and remains open at depth. Moving forward, Vizsla plans to continue expanding and infilling this high-grade zone ahead of the planned resource update in Q4 of this year.

Figure 2: Longitudinal section of the main Napoleon Vein. The section is inclined along the dip of the structure (CNW Group/Vizsla Silver Corp.)

Figure 3: Napoleon Vein Exploration Model Longitudinal Section with pierce points (CNW Group/Vizsla Silver Corp.)

Figure 4: Napoleon cross section with significant intercepts below inferred resources at Ojo de Agua (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-22-243	524.20	525.20	1.00	0.61	174	0.17	2.26	6.29	489	NAPOLEON
NP-22-252	396.75	398.80	2.05	1.44	173	1.10	0.33	0.69	296	NAPOLEON
Includes	396.75	397.80	1.05	0.74	310	1.29	0.32	0.86	454
NP-22-254	375.25	376.45	1.20	0.87	227	0.51	0.36	1.40	268	NAPOLEON
NP-22-256	653.45	658.75	5.30	4.19	210	0.91	0.16	1.65	349	NAPOLEON
Includes	653.45	654.45	1.00	0.79	454	0.39	0.32	2.34	486
Includes	654.45	655.60	1.15	0.91	542	0.60	0.37	3.84	590
NP-22-258	493.15	498.55	5.40	4.30	1139	11.48	0.32	0.85	2098	NAPOLEON
NP-22-264	306.95	309.00	2.05	1.62	118	0.68	0.89	9.01	537	HW SPLAY
Includes	307.80	309.00	1.20	0.95	130	0.74	1.35	15.10	796
NP-22-264	319.70	322.20	2.50	2.00	504	2.12	1.15	1.54	764	NAPOLEON
Includes	321.15	322.20	1.05	4.76	901	4.30	0.37	1.39	1308
NP-22-265	381.40	382.90	1.50	1.13	102	0.19	0.15	0.49	140	NAPOLEON
Includes	382.60	382.90	0.30	0.22	456	0.74	0.57	2.01	607
NP-22-268	366.65	374.85	8.20	5.00	182	2.60	0.81	2.32	500	HW SPLAY
Includes	366.65	368.15	1.50	0.91	637	9.04	2.07	4.85	1360
Includes	368.15	369.00	0.85	0.52	355	4.90	2.30	6.48	747
NP-22-268	463.25	465.50	2.25	1.90	176	3.03	0.12	0.34	435	NAPOLEON
Includes	464.05	465.50	1.45	1.22	180	3.95	0.13	0.27	510
NP-22-269	458.65	462.90	4.25	2.76	39	0.40	0.14	5.03	264	NAPOLEON
Includes	459.45	460.85	1.40	0.91	41	0.41	0.14	7.11	345
Includes	461.70	462.35	0.65	0.42	75	1.40	0.30	6.35	434
NP-22-270	406.25	406.90	0.65	0.35	116	0.49	0.35	0.89	198	NAPOLEON
NP-22-271	456.05	465.25	9.20	7.00	223	2.76	1.54	5.01	677	HW SPLAY
Includes	457.00	457.60	0.60	0.46	789	18.50	5.68	11.70	2871
Includes	460.65	461.45	0.80	0.61	343	5.11	1.71	2.90	909
Includes	461.45	462.65	1.20	0.91	403	5.04	1.00	4.01	985
Includes	463.60	464.90	1.30	0.99	191	1.12	2.90	10.90	774
NP-22-271	508.05	516.25	8.20	6.24	393	2.92	0.40	0.94	673	NAPOLEON
Includes	510.75	511.90	1.15	0.87	1970	14.65	1.37	2.48	3274
Includes	512.40	513.60	1.20	0.91	461	2.63	0.59	1.15	731
NP-22-272	490.25	495.00	4.75	3.00	70	0.20	0.13	7.32	366	NAPOLEON
Includes	490.60	491.60	1.00	0.63	74	0.15	0.18	13.70	607
Includes	492.30	493.60	1.30	0.82	154	0.52	0.16	11.65	639
NP-22-275	370.25	376.60	6.35	4.51	191	0.79	0.12	0.47	276	HW SPLAY
Includes	370.25	370.80	0.55	0.39	980	1.40	0.49	2.42	1197
Includes	375.30	376.60	1.30	0.92	314	1.47	0.10	0.30	445
NP-22-275	610.05	613.60	3.55	2.55	189	2.88	0.36	1.96	503	NAPOLEON
Includes	610.05	610.85	0.80	0.57	128	1.19	0.94	7.05	515
Includes	613.00	613.60	0.60	0.43	936	15.35	0.86	2.06	2265
NP-22-276	NO SIGNIFICANT RESULTS
NP-22-277	375.60	384.00	8.40	7.00	151	2.63	0.24	0.55	389	HW SPLAY
Includes	376.50	377.10	0.60	0.50	315	2.32	0.33	0.38	524
Includes	378.30	379.20	0.90	0.75	630	4.94	0.43	0.47	1055
Includes	380.20	381.15	0.95	0.79	189	2.70	0.84	1.76	495
NP-22-277	422.60	427.30	4.70	3.90	237	2.35	1.75	2.89	583	NAPOLEON
Includes	422.60	423.85	1.25	1.04	491	1.69	0.41	0.91	672
Includes	423.85	425.35	1.50	1.25	177	2.66	2.57	4.69	640
NP-22-281	477.50	480.00	2.50	1.40	3585	25.84	0.32	1.07	5700	HW SPLAY
Includes	477.50	478.60	1.10	0.62	8050	58.20	0.71	2.38	12813
NP-22-281	505.70	515.35	9.65	5.40	202	1.55	0.74	1.07	387	NAPOLEON
Includes	505.70	506.30	0.60	0.34	1275	6.25	3.50	4.04	2027
Includes	510.00	511.50	1.50	0.84	398	3.75	1.89	2.75	855
Includes	514.30	515.35	1.05	0.59	386	3.09	1.79	2.51	779
NP-22-283	486.15	496.20	10.05	6.13	162	0.42	0.34	1.01	244	HW SPLAY
Includes	495.00	496.20	1.20	0.73	941	0.15	0.03	0.56	975
NP-22-283	519.30	524.10	4.80	2.93	176	1.38	1.29	2.91	432	NAPOLEON
Includes	519.30	520.50	1.20	0.73	198	1.43	2.57	5.63	597
Includes	521.85	523.05	1.20	0.73	231	2.11	1.37	2.85	546
NP-22-284	305.80	306.75	0.95	0.52	1000	3.74	7.01	1.50	1556	NAPOLEON
NP-22-284	401.60	407.10	5.50	3.03	107	0.39	0.30	0.98	184	FW SPLAY
Includes	403.10	403.65	0.55	0.30	655	2.15	2.05	6.76	1140
Includes	405.30	405.60	0.30	0.17	364	1.50	0.52	2.22	582
NP-22-289	ASSAYS PENDING
NP-22-291	ASSAYS PENDING

Table 1: Downhole drill intersections from the holes completed along the Napoleon vein.
Note: AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc. AgEq grades are in situe and do not consider metallurgical recoveries.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-22-243	403,635	2,586,956	478	243	-62.7	627.0
NP-22-252	403,824	2,586,126	425	272	-56.7	538.8
NP-22-254	403,652	2,586,543	426	270	-66.0	504.0
NP-22-256	403,839	2,586,649	458	273	-54.4	748.5
NP-22-258	403,807	2,586,322	447	271	-56.8	547.9
NP-22-264	403,694	2,586,597	436	267	-52.5	429.0
NP-22-265	403,823	2,586,127	425	272	-53.8	576.0
NP-22-268	403,807	2,586,323	447	271	-52.8	552.0
NP-22-269	403,694	2,586,597	436	270	-62.9	504.0
NP-22-270	403,824	2,586,126	425	272	-60.0	631.5
NP-22-271	403,807	2,586,323	447	271	-59.5	585.0
NP-22-272	403,695	2,586,597	436	270	-65.5	603.0
NP-22-275	403,953	2,586,143	458	267	-56.0	726.0
NP-22-276	403,896	2,586,225	441	270	-55.2	604.5
NP-22-277	403,807	2,586,323	447	271	-48.9	516.0
NP-22-281	403,898	2,586,225	439	269	-57.3	690.0
NP-22-283	403,804	2,586,323	446	270	-62.4	621.0
NP-22-284	403,770	2,586,090	407	269	-55.3	448.5
NP-22-289	403,849	2,586,427	481	269	-47.7	592.5
NP-22-291	403,770	2,586,090	407	269	-59.0	481.5
Table 2: Napoleon vein drillhole details. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq The Technical Report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, has an effective date of March 1, 2022 and was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

Stock Option Issuance

The Company has granted 590,000 stock options ("Options") at an exercise price of $1.74 to an officer and an employee. The Options are exercisable for a period of five years and will vest over the next two years. The Options are subject to the approval and policies of the TSX Venture Exchange and the NYSE American.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 140,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this video are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this video providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced in this video may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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CO: Vizsla Silver Corp.

CNW 08:00e 02-JUN-22